UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Allscripts-Misys Healthcare Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

01988P108

(CUSIP Number)

Brian Copple, General Counsel

Eclipsys Corporation

Three Ravinia Drive

Atlanta, GA 30346

Telephone: (949) 885-1022

John D. Capers, Jr.

King & Spalding LLP

1180 Peachtree Street, NE

Atlanta, GA 30309

Telephone: (404) 572-4658

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01988P108	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Eclipsys Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,822,767[1,2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,822,767[1,2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%[1,2]
14	TYPE OF REPORTING PERSON (see instructions) CO

[1]

Includes 15,500,000 Shares (as defined in Item 1 of this Schedule 13D) owned by Misys plc and its subsidiaries subject to the Misys Voting Agreement (described in Items 3, 4 and 5 of this Schedule 13D). Additionally, as described in Items 3, 4 and 5 of this Schedule 13D, to the extent that 35% of the outstanding Shares would not be present at the Issuer stockholders meeting, Misys plc and its subsidiaries have agreed under the Misys Voting Agreement to cause an additional number of Shares owned or held by them to be present at the Issuer stockholders meeting in order to cause 35% of the outstanding Shares to be present at such meeting, which additional Shares are to be voted for or against, abstained from voting or not voted in proportions equal to the Shares not held by Misys plc and its affiliates present at such meeting are voted for or against, abstained from voting or not voted.

[2]

Includes 2,322,767 Shares (as defined in Item 1 of this Schedule 13D) owned by Directors (as defined in Item 3 of this Schedule 13D) of Issuer and subject to Director Voting Undertakings (described in Items 3, 4 and 5 of this Schedule 13D). As further described in Items 3, 4 and 5 of this Schedule 13D, the Shares subject to the Director Voting Undertakings include 1,394,151 outstanding Shares and 928,616 Shares issuable upon the exercise of stock options exercisable within 60 days of June 7, 2010. The Shares subject to each Director Voting Undertaking will be adjusted for any Shares which such Director acquires beneficial or record ownership after June 7, 2010, including through the exercise of stock options. Eclipsys expressly disclaims beneficial ownership of any Shares and any stock options exercisable for Shares covered by the Misys Voting Agreement or the Director Voting Undertakings.

CUSIP No. 01988P108	13D	Page 3 of 11 Pages

Item 1.	Security and Issuer.

Common Stock, $0.01 par value per share (the “Shares”)

Allscripts-Misys Healthcare Solutions, Inc. (the “Issuer”)

222 Merchandise Mart Plaza

Suite 2024

Chicago, Illinois 60654

Item 2.	Identity and Background.

This Schedule 13D is being filed by Eclipsys Corporation (“Eclipsys”), a corporation organized under the laws of Delaware and having its principal office and place of business at Three Ravinia Drive, Atlanta, Georgia 30346. The principal business of Eclipsys is healthcare information technology.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of Eclipsys is set forth on Appendix A to this Schedule 13D, which is incorporated herein by reference.

During the last five years, none of Eclipsys or, to the knowledge of Eclipsys, any of the persons listed on Appendix A have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 9, 2010, Eclipsys, the Issuer and Arsenal Merger Corp., a Delaware corporation and direct wholly owned subsidiary of the Issuer (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, on the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Eclipsys, the separate corporate existence of Merger Sub will cease and Eclipsys will be the surviving corporation of the merger (the “Merger”) and become a wholly owned subsidiary of the Issuer.

Also on June 9, 2010, the Issuer entered into a Framework Agreement (the “Framework Agreement”) with Misys plc, a public company formed under the laws of England and Wales (“Misys”), and Eclipsys solely as a third party beneficiary of certain provisions of the Framework Agreement.

CUSIP No. 01988P108	13D	Page 4 of 11 Pages

As an inducement for Eclipsys to enter into the Merger Agreement, Misys, Misys Patriot Limited (“Limited”), and Misys Patriot US Holdings LLC (“Holdings” and together with Limited, the “Misys Subsidiaries”) entered into a voting agreement, dated June 9, 2010, with Eclipsys and the Issuer (the “Misys Voting Agreement”).

As a further inducement for Eclipsys to enter into the Merger Agreement, each of Glen E. Tullman, Michael J. Kluger, John G. King, Philip D. Green, Marcel L. Gamache, Sir Dominic Cadbury, and J. Michael Lawrie (collectively, the “Directors”) entered into a voting agreement, dated June 9, 2010, with Eclipsys (a “Director Voting Undertaking”).

Shared voting power with respect to the Shares owned by Misys, Limited, Holdings and the Directors may be deemed to have been acquired through execution of the Misys Voting Agreement and the Director Voting Undertakings. No Shares were purchased by Eclipsys pursuant to the Misys Voting Agreement or the Director Voting Undertakings. Eclipsys expressly disclaims beneficial ownership of any Shares and any stock options exercisable for Shares covered by the Misys Voting Agreement or the Director Voting Undertakings.

Item 4.	Purpose of Transaction.

As described below, this Schedule 13D is being filed in connection with the Merger Agreement, the Framework Agreement, the Misys Voting Agreement and the Director Voting Undertakings.

Pursuant to the Framework Agreement, the Issuer and Misys agreed, among other things and subject to certain conditions, to reduce Misys’ existing indirect ownership interest in the Issuer. As of June 8, 2010, Misys held indirectly 79.8 million Shares, representing approximately 54.5% of the aggregate voting power of the Issuer’s capital stock. Upon completion of the Coniston Transactions below and if Misys elects to exercise its right to require the Issuer to repurchase Shares from Misys after the closing of the Merger pursuant to the Contingent Share Repurchase described below, Misys’ equity stake in the Issuer is expected to be approximately 8%.

Subject to the terms and conditions of the Framework Agreement, Misys and the Issuer have agreed that:

(1) 100% of the issued and outstanding shares of an indirect subsidiary of Misys (“Newco”), which will hold 61.3 million Shares, will be transferred to the Issuer in exchange for 61.3 million newly issued Shares (such shares being referred to as the “Exchange Shares” and the transaction described in this paragraph being referred to as the “Exchange”);

(2) The Issuer will repurchase from Misys or from one or more of its indirect subsidiaries 24.4 million Exchange Shares at an aggregate purchase price of $577.4 million (the “Share

CUSIP No. 01988P108	13D	Page 5 of 11 Pages

Repurchase”), which will include a payment of a premium of $117.4 million in connection with the sale by Misys of its controlling interest in the Issuer;

(3) Misys, directly or through one or more of its subsidiaries, will sell additional Shares of the Issuer in an underwritten secondary public offering (the “Secondary Offering”); and

(4) if the Merger is completed, Misys will have the right to require that the Issuer repurchase from Misys or from one or more of its indirect subsidiaries approximately 5.3 million additional Shares of the Issuer at an aggregate purchase price of $101.6 million (the “Contingent Share Repurchase”), which right may be exercised for up to 10 days after the closing of the Merger.

The Exchange, Share Repurchase and Secondary Offering are referred to as the “Coniston Transactions”.

Pursuant to the Misys Voting Agreement, Misys and the Misys Subsidiaries have agreed that, at any meeting of the stockholders of the Issuer (whether annual or special), however called, or at any adjournment or postponement thereof, or in any other circumstances (including an action by written consent) upon which a vote or other approval is sought to:

(1) with respect to any vote relating to the issuance by the Issuer to the Eclipsys stockholders of Shares in connection with the Merger (the “Allscripts Share Issuance”) or any other matter to be approved by the stockholders of the Issuer to facilitate the Allscripts Share Issuance, cause 15.5 million Shares (the “Stockholder Continuing Interest”) to appear at such meeting or otherwise be counted as present thereat for purposes of establishing a quorum and vote such Stockholder Continuing Interest, in person or by proxy, in favor of the Allscripts Share Issuance;

(2) with respect to any vote relating to the Allscripts Share Issuance or any other matter to be approved by the stockholders of the Issuer to facilitate the Allscripts Share Issuance, cause all its Shares other than the Stockholder Continuing Interest not to appear or be present or otherwise counted as present thereat for the purpose of establishing a quorum, except that in the case 35% of the outstanding Shares would not be present at the Issuer stockholders meeting, the Misys Subsidiaries will cause an additional number of Shares to be present at such Issuer stockholders meeting in order to cause 35% of the outstanding Shares to be present at such meeting (the “Additional Shares”) and cause the Additional Shares to be voted for or against, abstained from voting or not voted in the same proportion as the Shares not held by Misys and its affiliates that are present in person or by proxy at such meeting (the “Public Shares”) are voted for or against, abstained from voting or not voted, respectively; provided, however, that the number of Additional Shares shall not exceed as a percentage of the total number of Shares held by the Misys Subsidiaries (excluding the

CUSIP No. 01988P108	13D	Page 6 of 11 Pages

Stockholder Continuing Interest), the percentage the Public Shares constitute of the total number of Shares held by stockholders other than Misys and its affiliates;

(3) (i) vote the Stockholder Continuing Interest against (A) any extraordinary corporate transaction (other than the Allscripts Share Issuance, the Merger and the Coniston Transactions), (B) any amendments of the Issuer’s certificate of incorporation or by-laws (other than as contemplated by the Merger Agreement or Framework Agreement), (C) any other proposal, action or transaction involving the Issuer or any of its subsidiaries, which amendment or other proposal, action or transaction would reasonably be expected to in any manner impede, frustrate, prevent or nullify the Merger Agreement, the Allscripts Share Issuance, the Framework Agreement, the Coniston Transactions, the Exchange or any of the other transactions contemplated thereby (including the amendments to the Issuer’s certificate of incorporation contemplated by the Framework Agreement); and (D) any extraordinary dividend, distribution or recapitalization by the Issuer or change in capital structure of the Issuer (other than pursuant to or as expressly permitted by the Merger Agreement or the Framework Agreement) (collectively, “Competing Actions”) and (ii) vote its Shares other than the Stockholder Continuing Interest either, in the sole discretion of Misys, Limited and Holdings, (x) against any Competing Action or (y) for and against, abstained from voting or not voted, with respect to any Competing Action in the same proportion as the Public Shares are voted for and against, abstained from voting or not voted, respectively, by the holders of the Public Shares; and

(4) not take any action by written consent to approve any Competing Action, each as more fully described in the Voting Agreement.

Pursuant to each Director Voting Undertaking, the Director party thereto has agreed that, at any meeting of the stockholders of the Issuer (whether annual or special), however called, or at any adjournment or postponement thereof, or in any other circumstances (including an action by written consent) upon which a vote or other approval is sought to (i) when a meeting is held, appear at such meeting or otherwise cause the Shares owned by such Director (the “Covered Shares”) as to which the Director controls the right to vote to be counted as present thereat for the purpose of establishing a quorum and respond to any other request by the Company for written consent, and (ii) vote in person or by proxy and express consent in respect of all Covered Shares as to which such Director controls the right to vote:

(1) in favor of the Allscripts Share Issuance and any other matter to be approved by the stockholders of Issuer to facilitate the Allscripts Share Issuance;

(2) against (A) any extraordinary corporate transaction (other than the Allscripts Shares Issuance, the Merger and the Coniston Transactions), (B) any amendment of Issuer’s certificate of incorporation or by-laws (other than as contemplated by the Merger Agreement or the Framework Agreement), (C) any other proposal, action or transaction

CUSIP No. 01988P108	13D	Page 7 of 11 Pages

involving the Issuer or any of its subsidiaries, which amendment or other proposal, action or transaction would reasonably be expected to in any manner impede, frustrate, prevent or nullify the Merger Agreement, the Allscripts Share Issuance, the Framework Agreement, the Coniston Transactions, the Exchange or any of the other transactions contemplated thereby and (D) any extraordinary dividend, distribution or recapitalization by Issuer or change in capital structure of Issuer (other than pursuant to or as expressly permitted by the Merger Agreement or the Framework Agreement) (collectively, “Competing Actions”); and

(3) not take any action by written consent to approve any Competing Action.

As of June 7, 2010, the total number of Shares covered by the Director Voting Undertakings was 1,394,151; however, the Shares subject to each Director Voting Undertaking will be adjusted for any Shares, of which such Director acquires beneficial or record ownership after June 7, 2010, including through the exercise of stock options. As of June 7, 2010, the Directors party to the Director Voting Undertakings held in the aggregate stock options exercisable for 928,616 Shares.

The foregoing descriptions of the Merger Agreement, the Framework Agreement, the Misys Voting Agreement and the Director Voting Undertakings do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement, listed as Exhibit 99.1 hereto, is incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 9, 2010. A copy of the Framework Agreement, listed as Exhibit 99.2 hereto, is incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 9, 2010. A copy of the Misys Voting Agreement, listed as Exhibit 99.3 hereto, is incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 9, 2010. A copy of the form of the Director Voting Undertaking is attached as Exhibit 99.4 hereto.

Upon the consummation of the Merger pursuant to the Merger Agreement, the separate corporate existence of Merger Sub will cease and Eclipsys will be the surviving corporation of the Merger and a wholly owned subsidiary of the Issuer. Completion of the Merger is subject to certain conditions, including (i) the adoption of the Merger Agreement by Eclipsys’ stockholders; (ii) approval of the Allscripts Share Issuance by the Issuer’s stockholders; (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and (iv) closing of the Coniston Transactions. The Merger Agreement also provides for certain termination rights for both Eclipsys and the Issuer, including the right of either party to terminate the Merger Agreement if the Merger has not been completed on or prior to December 16, 2010.

The closing of the Coniston Transactions is subject to certain conditions, including (i) approval of the Coniston Transactions by the shareholders of Misys; (ii) the sale of no fewer than

CUSIP No. 01988P108	13D	Page 8 of 11 Pages

36 million Shares by Misys and the Misys Subsidiaries in the Secondary Offering at a public offering price of no less than $16.50 per share; and (ii) completion of the financing contemplated by the commitment letter among Issuer and JPMorgan Chase Bank, N.A., Barclays Bank PLC, UBS Loan Finance LLC and certain of their affiliates for a $570 million senior secured term loan facility and a $150 million senior secured revolving facility. The Framework Agreement also provides for certain termination rights for both the Issuer and Misys, including the right of either party to terminate the Framework Agreement if the closing of the Coniston Transactions has not been completed on or prior to December 9, 2010.

Except as otherwise set forth in this Schedule 13D and in connection with the Merger described above, Eclipsys does not have any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Other than those Shares that may be deemed to be beneficially owned in connection with the Misys Voting Agreement and the Director Voting Undertakings, Eclipsys has not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, does not beneficially own any Shares.

As a result of the Misys Voting Agreement and the Director Voting Undertakings, Eclipsys may be deemed to have the power to vote 17,822,767 or more Shares (of which 928,616 Shares represent options to purchase Shares exercisable within 60 days of June 7, 2010) in favor of approval of the Allscripts Share Issuance, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, Eclipsys may be deemed to be the beneficial owner of 17,822,767 or more Shares. All Shares that may be deemed to be beneficially owned by Eclipsys constitute approximately 12.2% or more of the issued and outstanding Shares as of June 7, 2010 (as represented by the Issuer in the Merger Agreement).

Eclipsys is not entitled to any rights as a stockholder of the Issuer as to the Shares covered by the Misys Voting Agreement or the Director Voting Undertakings, except as otherwise expressly provided in the Misys Voting Agreement and the Director Voting Undertakings, respectively. This Schedule 13D shall not be construed as an admission by Eclipsys that Eclipsys is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any Shares covered by the Misys Voting Agreement or the Director Voting Undertakings.

Except as set forth in this Item 5(a), neither Eclipsys nor, to the knowledge of Eclipsys, any of the persons named in Appendix A hereto beneficially own any Shares. Eclipsys expressly disclaims beneficial ownership of any Shares and any options exercisable for Shares covered by the Misys Voting Agreement or the Director Voting Undertakings.

(c) Except for the Merger Agreement, the Framework Agreement, the Misys Voting

CUSIP No. 01988P108	13D	Page 9 of 11 Pages

Agreement and the Director Voting Undertakings described above, to the knowledge of Eclipsys, no transactions in the class of securities reported have been effected during the past 60 days by Eclipsys or any person named in Appendix A.

(d) To the knowledge of Eclipsys, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the Merger Agreement, the Framework Agreement, the Misys Voting Agreement and the Director Voting Undertakings described above, to the knowledge of Eclipsys, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1 -	Agreement and Plan of Merger, dated June 9, 2010, by and among Allscripts-Misys Healthcare Solutions, Inc., Arsenal Merger Corp. and Eclipsys Corporation (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on June 9, 2010).

Exhibit 99.2 -	Framework Agreement, dated June 9, 2010, by and among Allscripts-Misys Healthcare Solutions, Inc. and Misys plc with Eclipsys Corporation as a third party beneficiary (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on June 9, 2010).

Exhibit 99.3 -	Voting Agreement, dated June 9, 2010, by and among Allscripts-Misys Healthcare Solutions, Inc., Eclipsys Corporation and Misys plc (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on June 9, 2010).

Exhibit 99.4 -	Form of Director Voting Undertaking by and between Eclipsys Corporation

CUSIP No. 01988P108	13D	Page 10 of 11 Pages

and certain Directors of Allscripts-Misys Healthcare Solutions, Inc.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 21, 2010
Date

/s/ Robert M. Saman
Signature

Robert M. Saman, Assistant General Counsel and Assistant Corporate Secretary
Name/Title

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1 -	Agreement and Plan of Merger, dated June 9, 2010, by and among Allscripts-Misys Healthcare Solutions, Inc., Arsenal Merger Corp. and Eclipsys Corporation (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on June 9, 2010).

Exhibit 99.2 -	Framework Agreement, dated June 9, 2010, by and among Allscripts-Misys Healthcare Solutions, Inc. and Misys plc with Eclipsys Corporation as a third party beneficiary (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on June 9, 2010).

Exhibit 99.3 -	Voting Agreement, dated June 9, 2010, by and among Allscripts-Misys Healthcare Solutions, Inc., Eclipsys Corporation and Misys plc (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on June 9, 2010).

Exhibit 99.4 -	Form of Director Voting Undertaking by and between Eclipsys Corporation and certain Directors of Allscripts-Misys Healthcare Solutions, Inc.

Appendix A

Directors and Executive Officers of Eclipsys Corporation

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Eclipsys Corporation are set forth below. The business address for each person listed below is c/o Eclipsys Corporation, Three Ravinia Drive, Atlanta, Georgia 30346. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Eclipsys Corporation. All of the persons listed below are citizens of the United States of America, except for Nitin G. Deshpande, who is a citizen of India.

Name	Present Principal Occupation or Employment
Directors

John T. Casey	Chairman of Medcath Corporation, a provider of healthcare services focusing on high acuity medical conditions, with a business address of 10720 Sikes Place, Suite 300, Charlotte, NC 28277

Dan L. Crippen	Self-employed as a consultant, advising medical device manufacturers, pharmaceutical companies, medical management firms, healthcare policy organizations, state and local governments, and others conducting business with the federal government

Eugene V. Fife	Founding principal of Vawter Capital, LLC, a private investment firm, with a business address of Zero Court Square, Charlottesville, VA 22902

Edward A. Kangas	Director

Craig Macnab	Chief Executive Officer and Chairman of the Board of Directors of National Retail Properties, Inc., a real estate investment trust, with a business address of 450 S Orange Avenue, Suite 900, Orlando, Florida 32801

Philip M. Pead	President and Chief Executive Officer

Judith C. Pelham	Director

Jay B. Pieper	Vice President of Corporate Development and Treasury Affairs for Partners HealthCare System, Inc., the parent of Brigham and Women’s Hospital, Inc. and Massachusetts General Hospital, with a business address of Prudential Tower, 800 Boylston Street, Suite 1150, Boston, MA 02199

Executive Officers (who are not directors)

Chris E. Perkins	Executive Vice President, Chief Financial Officer

John E. Deady	Executive Vice President Client Solutions

John P. Gomez	Executive Vice President and Chief Technology Strategy Officer

Nitin G. Deshpande	President, Eclipsys India

John J. McAuley	Senior Vice President Outsourcing and Support

Matthew D. Sappern	Senior Vice President Professional Services

W. David Morgan	Senior Vice President Finance, Chief Accounting Officer and Treasurer

Brian W. Copple	Chief Legal Officer, General Counsel and Corporate Secretary